UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

UpHealth, Inc.

(Name of Company)

Common Stock, Par Value $0.0001 per share

(Title of Class of Securities)

91532B101

(CUSIP Number)

Kate L. Bechen

Dykema Gossett PLLC

111 E. Kilbourn Ave., Suite 1050

Milwaukee, WI 53202

(414) 488-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 6, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS Syed Sabahat Azim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,116,842

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,116,842[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.25%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[1]

Of the total number of shares of common stock (the “Common Stock”) of UpHealth, Inc., a Delaware corporation (the “Company”), reported as beneficially owned by Syed Sabahat Azim (“Dr. Azim”) as of May 27, 2022, (1) 2,716,319 shares are beneficially owned by Dr. Azim, (2) 2,715,542 shares are beneficially owned by Dr. Azim’s wife, Richa Sana Azim (“Ms. Azim”), and (3) 684,981 shares are beneficially owned by Kimberlite Social Infra Private Limited (“Kimberlite”), of which Dr. Azim and Ms. Azim are equity owners and the sole directors. All shares reported by Dr. Azim are held of record by Eligere Limited Liability Company (“Eligere”), which has voting (but not dispositive) power over the shares. Pursuant to the Option Agreement (as defined below), Dr. Azim has dispositive power over the shares held of record by Eligere for which he is the beneficial owner and can exercise an option to receive the shares from Eligere at any time after the closing of the Business Combination (as defined below). Accordingly, he is the beneficial owner of the shares. Dr. Azim expressly disclaims beneficial ownership of all of the shares of Common Stock included in this Schedule 13D, except to the extent of his pecuniary interest therein.

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS Richa Sana Azim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,116,842

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,116,842[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.25%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[2]

Of the total number of shares of the Common Stock reported as beneficially owned by Ms. Azim, (1) 2,715,542 shares are beneficially owned by Ms. Azim, (2) 2,716,319 shares are beneficially owned by Dr. Azim and (3) 684,981 shares are beneficially owned by Kimberlite, of which Dr. Azim and Ms. Azim are equity owners and the sole directors. All shares reported by Ms. Azim are held of record by Eligere, which has voting (but not dispositive) power over the shares. Pursuant to the Option Agreement, Ms. Azim has dispositive power over the shares held of record by Eligere for which she is the beneficial owner and can exercise an option to receive them from Eligere any time after the closing of the Business Combination. Accordingly, she is the beneficial owner of the shares. Ms. Azim expressly disclaims beneficial ownership of all of the shares of Common Stock included in this Schedule 13D, except to the extent of her pecuniary interest therein.

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS Kimberlite Social Infra Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 684,981

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 684,981
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.48%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[3]

All shares reported by Kimberlite are held of record by Eligere, which has voting (but not dispositive) power over the shares. Pursuant to the Option Agreement, Kimberlite has dispositive power over the shares held of record by Eligere and can exercise an option to receive them from Eligere at any time after the closing of the Business Combination. Accordingly, Kimberlite is the beneficial owner of the shares.

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS Eligere Limited Liability Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,116,842
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,116,842[4]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.25%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[4]

Eligere is the holder of record of all shares of Common Stock beneficially owned by Dr. Azim, Ms. Azim and Kimberlite. Eligere has voting (but not dispositive) power over the shares and therefore may be deemed a beneficial owner of the shares.

SCHEDULE 13D

(Amendment No. 2)

The following constitutes Amendment No. 2 to the Schedule 13D filed by the Reporting Person. This Amendment No. 2 amends the Schedule 13D as specifically set forth herein:

Item 4.	Purpose of Transaction.

Item 4 of Reporting Persons’ Schedule 13D, as amended, is hereby further amended by adding the following:

On June 4, 2022, following the events previously described in Item 4 of Amendment No. 1, Jeffery Bray sent a written demand to inspect the Company’s stocklist pursuant to Section 220 of the Delaware General Corporation Law, which requested among other information, a certified and complete list of the names, contact information and Company stock ownership details of the stockholders of the Company as of the record date established for the Company’s 2022 annual meeting of stockholders for the stated purposes of contacting the stockholders on matters relating to their interests as stockholders in connection with the annual meeting.

On June 6, 2022, Mr. Bray, individually as a stockholder and representative of the Stockholder Group of which Reporting Persons are members, and Dr. Chirinjeev Kathuria, individually as a member of the Board of Directors, Co-Chairman of the Board and largest stockholder, filed a civil complaint in the Court of Chancery in the State of Delaware against certain members of the Company’s board of directors, Avi Katz, Raluca Dinu, Agnes Rey-Giraud, Neil Miotto, Nathan Locke and Moshe Bar-Siman-Tov, and the Company, as a nominal defendant. The plaintiffs also filed a June 6, 2022 motion to expedite the court’s adjudication of the allegations and requested relief set forth in the complaint, and on June 8, 2022, the court granted the motion in part and ordered a preliminary injunction hearing to be held on June 23, 2022, to determine whether the June 28, 2022 annual meeting should be enjoined.

While the descriptions of the aforementioned court filings herein do not purport to be complete and are qualified by reference to them, the basis of the complaint is, among other claims, underpinned by the concerns described in Item 4 of Amendment No. 1, as well as the actions and inaction of the defendant board members in response to (i) the concerns of the Stockholder Group, as expressed Exhibit 99.3, and (ii) the special meeting of stockholders and Company bylaw amendment proposed by Dr. Kathuria, as referenced in Item 4 of Amendment No. 1.

On June 8, 2022, certain members of the Stockholder Group, including the Reporting Person, issued an open letter to other Company stockholders urging them to “STOP, LOOK and LISTEN” before taking action on proxy proposals of the Company associated with the annual meeting. The Stockholder Group, including the Reporting Person, filed this letter with the SEC in a Schedule 14A filing and further intends to file a preliminary proxy statement with the SEC in relation to such efforts in a separate Schedule 14A filing.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 10, 2022

SYED SABAHAT AZIM

/s/ Syed Sabahat Azim

RICHA SANA AZIM

/s/ Richa Sana Azim

KIMBERLITE SOCIAL INFRA PRIVATE LIMITED

By:	/s/ Syed Sabahat Azim
Syed Sabahat Azim
Director

ELIGERE LIMITED LIABILITY COMPANY

By:	/s/ Saima Siddiqui
Saima Siddiqui
Sole Member